SUBSIDIARIES OF LIQUIDITY SERVICES, INC.
The following is a list of subsidiaries of Liquidity Services, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized as of December 9, 2021. The list does not include subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Company	Jurisdiction of Organization	DBA's
Liquidity Services Operations LLC	Delaware	GovDeals AllSurplus Liquidation.com
Liquidity Services Limited	United Kingdom	N/A
LSI Liquidity Services Canada Ltd (1)	British Columbia, Canada	GovDeals Canada
Machinio Corp.	Delaware	N/A

(1) LSI Liquidity Services Canada Ltd. is a subsidiary of Liquidity Services Limited.